UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
__________________

INC RESEARCH HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

45329R109
(CUSIP Number)
__________________

Richard Terranova, Director of Portfolio Administration
c/o Advent International Corporation
75 State Street, 29th Floor
Boston, MA 02109
617-951-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2017
(Date of Event Which Requires Filing of this Statement)
__________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International Corporation
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 22,413,317
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,413,317
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,413,317
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 21.65% (1)
14		Type of Reporting Person CO, IA

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Double Eagle Investor Holdings, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 22,030,317
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,030,317
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,030,317
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 21.28% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-C Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 383,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 383,000
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 383,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.37% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Double Eagle GP, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 22,030,317
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,030,317
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,030,317
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 21.28% (1)
14		Type of Reporting Person OO

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 12,594,359
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,594,359
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 12,594,359
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 12.17% (1)
14		Type of Reporting Person OO

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons GPE VIII GP (Delaware) Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 8,743,059
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,743,059
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,743,059
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 8.45% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons GPE VIII GP Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,324,431
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,324,431
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,324,431
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 3.21% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons AP GPE VIII GP Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 526,869
	8	Shared Voting Power 0
	9	Sole Dispositive Power 526,869
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 526,869
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.51% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 9,818,958
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,818,958
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 9,818,958
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 9.48% (1)
14		Type of Reporting Person OO

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons GPE VII GP (Delaware) Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 6,201,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,201,000
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,201,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 5.99% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons GPE VII GP Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,308,587
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,308,587
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,308,587
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 3.20% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 709,965
	8	Shared Voting Power 0
	9	Sole Dispositive Power 709,965
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 709,965
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.69% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-B Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,351,694
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,351,694
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,351,694
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 2.27% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-B-1 Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 834,494
	8	Shared Voting Power 0
	9	Sole Dispositive Power 834,494
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 834,494
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.81% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-B-2 Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 622,194
	8	Shared Voting Power 0
	9	Sole Dispositive Power 622,194
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 622,194
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.60% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-B-3 Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 971,573
	8	Shared Voting Power 0
	9	Sole Dispositive Power 971,573
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 971,573
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.94% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-D Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 327,548
	8	Shared Voting Power 0
	9	Sole Dispositive Power 327,548
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 327,548
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.32% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-F Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 97,072
	8	Shared Voting Power 0
	9	Sole Dispositive Power 97,072
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 97,072
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.09% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-H Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 859,977
	8	Shared Voting Power 0
	9	Sole Dispositive Power 859,977
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 859,977
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.83% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-I Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 799,685
	8	Shared Voting Power 0
	9	Sole Dispositive Power 799,685
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 799,685
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.77% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-J Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 785,857
	8	Shared Voting Power 0
	9	Sole Dispositive Power 785,857
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 785,857
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.76% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-A Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,665,310
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,665,310
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,310
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 1.61% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-E Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 364,799
	8	Shared Voting Power 0
	9	Sole Dispositive Power 364,799
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 364,799
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.35% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-G Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 618,719
	8	Shared Voting Power 0
	9	Sole Dispositive Power 618,719
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 618,719
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.60% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-K Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 340,503
	8	Shared Voting Power 0
	9	Sole Dispositive Power 340,503
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 340,503
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.33% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VIII-L Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 335,100
	8	Shared Voting Power 0
	9	Sole Dispositive Power 335,100
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 335,100
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.32% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VIII Cayman Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 163,617
	8	Shared Voting Power 0
	9	Sole Dispositive Power 163,617
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 163,617
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.16% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VIII-B Cayman Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 279,920
	8	Shared Voting Power 0
	9	Sole Dispositive Power 279,920
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 279,920
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.27% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VIII Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 27,457
	8	Shared Voting Power 0
	9	Sole Dispositive Power 27,457
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 27,457
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.03% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VIII-A Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 34,090
	8	Shared Voting Power 0
	9	Sole Dispositive Power 34,090
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 34,090
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.03% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VIII-A Cayman Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,785
	8	Shared Voting Power 0
	9	Sole Dispositive Power 21,785
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 21,785
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.02% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,053,807
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,053,807
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,807
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 1.02% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII-B Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,004,325
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,004,325
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,004,325
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 2.90% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII-C Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 954,741
	8	Shared Voting Power 0
	9	Sole Dispositive Power 954,741
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 954,741
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.92% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII-D Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 630,933
	8	Shared Voting Power 0
	9	Sole Dispositive Power 630,933
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 630,933
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.61% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII-F Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 278,597
	8	Shared Voting Power 0
	9	Sole Dispositive Power 278,597
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 278,597
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.27% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII-G Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 278,597
	8	Shared Voting Power 0
	9	Sole Dispositive Power 278,597
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 278,597
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.27% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII-A Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 975,383
	8	Shared Voting Power 0
	9	Sole Dispositive Power 975,383
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 975,383
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.94% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII-E Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,164,051
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,164,051
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,164,051
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 2.09% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent International GPE VII-H Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 169,153
	8	Shared Voting Power 0
	9	Sole Dispositive Power 169,153
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 169,153
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.16% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VII Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,572
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,572
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.00% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VII 2014 Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 11,701
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,701
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 11,701
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.01% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VII-A Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,803
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,803
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,803
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.01% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VII-A 2014 Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 32,074
	8	Shared Voting Power 0
	9	Sole Dispositive Power 32,074
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 32,074
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.03% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VII Cayman Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 77,907
	8	Shared Voting Power 0
	9	Sole Dispositive Power 77,907
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 77,907
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.08% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VII 2014 Cayman Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 26,336
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,336
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 26,336
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.03% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VII-A Cayman Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 20,597
	8	Shared Voting Power 0
	9	Sole Dispositive Power 20,597
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 20,597
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.02% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VII-B Cayman Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 106,799
	8	Shared Voting Power 0
	9	Sole Dispositive Power 106,799
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 106,799
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.10% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109		13D
1		Names of Reporting Persons Advent Partners GPE VII-A 2014 Cayman Limited Partnership
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 18,582
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,582
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,582
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.02% (1)
14		Type of Reporting Person PN

(1)           The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.01 per share (the “INC Research Common Stock”), of INC Research Holdings, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 3201 Beechleaf Court, Suite 600, Raleigh, North Carolina 27604.

Item 2.	Identity and Background

(a) This statement is being filed by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Advent International Corporation, a Delaware corporation (“Advent”)

2.	Advent International GPE VIII-C Limited Partnership, a Delaware limited partnership (“GPE VIII-C”)

3.	Double Eagle Investor Holdings, L.P., a Delaware limited partnership (“Double Eagle Investor Holdings”)

4.	Double Eagle GP, LLC, a Delaware limited liability company (“Double Eagle GP”)

5.	Advent International GPE VII, LLC, a Delaware limited liability company

6.	GPE VII GP Limited Partnership, a Cayman Islands limited partnership

7.	GPE VII GP (Delaware) Limited Partnership, a Delaware limited partnership

8.	Advent International GPE VIII, LLC, a Delaware limited liability company

9.	GPE VIII GP Limited Partnership, a Cayman Islands limited partnership

10.	GPE VIII GP (Delaware) Limited Partnership, a Delaware limited partnership

11.	AP GPE VIII GP Limited Partnership, a Delaware limited partnership

12.	Advent International GPE VIII Limited Partnership, a Delaware limited partnership

13.	Advent International GPE VIII-B Limited Partnership, a Delaware limited partnership

14.	Advent International GPE VIII-B-1 Limited Partnership, a Delaware limited partnership

15.	Advent International GPE VIII-B-2 Limited Partnership, a Delaware limited partnership

16.	Advent International GPE VIII-B-3 Limited Partnership, a Delaware limited partnership

17.	Advent International GPE VIII-D Limited Partnership, a Delaware limited partnership

18.	Advent International GPE VIII-F Limited Partnership, a Delaware limited partnership

19.	Advent International GPE VIII-H Limited Partnership, a Delaware limited partnership

20.	Advent International GPE VIII-I Limited Partnership, a Delaware limited partnership

21.	Advent International GPE VIII-J Limited Partnership, a Delaware limited partnership

22.	Advent International GPE VIII-A Limited Partnership, a Cayman Islands limited partnership

23.	Advent International GPE VIII-E Limited Partnership, a Cayman Islands limited partnership

24.	Advent International GPE VIII-G Limited Partnership, a Cayman Islands limited partnership

25.	Advent International GPE VIII-K Limited Partnership, a Cayman Islands limited partnership

26.	Advent International GPE VIII-L Limited Partnership, a Cayman Islands limited partnership

27.	Advent Partners GPE VIII Cayman Limited Partnership, a Cayman Islands limited partnership

28.	Advent Partners GPE VIII-A Cayman Limited Partnership, a Cayman Islands limited partnership

29.	Advent Partners GPE VIII-B Cayman Limited Partnership, a Cayman Islands limited partnership

30.	Advent Partners GPE VIII Limited Partnership, a Delaware limited partnership

31.	Advent Partners GPE VIII-A Limited Partnership, a Delaware limited partnership

32.	Advent International GPE VII Limited Partnership, a Delaware limited partnership

33.	Advent International GPE VII-B Limited Partnership, a Delaware limited partnership

34.	Advent International GPE VII-C Limited Partnership, a Delaware limited partnership

35.	Advent International GPE VII-D Limited Partnership, a Delaware limited partnership

36.	Advent International GPE VII-F Limited Partnership, a Delaware limited partnership

37.	Advent International GPE VII-G Limited Partnership, a Delaware limited partnership

38.	Advent International GPE VII-A Limited Partnership, a Cayman Islands limited partnership

39.	Advent International GPE VII-E Limited Partnership, a Cayman Islands limited partnership

40.	Advent International GPE VII-H Limited Partnership, a Cayman Islands limited partnership

41.	Advent Partners GPE VII Limited Partnership, a Delaware limited partnership

42.	Advent Partners GPE VII 2014 Limited Partnership, a Delaware limited partnership

43.	Advent Partners GPE VII-A Limited Partnership, a Delaware limited partnership

44.	Advent Partners GPE VII-A 2014 Limited Partnership, a Delaware limited partnership

45.	Advent Partners GPE VII Cayman Limited Partnership, a Cayman Islands limited partnership

46.	Advent Partners GPE VII 2014 Cayman Limited Partnership, a Cayman Islands limited partnership

47.	Advent Partners GPE VII-A Cayman Limited Partnership, a Cayman Islands limited partnership

48.	Advent Partners GPE VII-B Cayman Limited Partnership, a Cayman Islands limited partnership

49.	Advent Partners GPE VII-A 2014 Cayman Limited Partnership, a Cayman Islands limited partnership

Double Eagle Investor Holdings and GPE VIII-C are collectively referred to as the “Advent Funds” and each individually as an “Advent Fund.” The Reporting Persons, other than Advent, the Advent Funds, Double Eagle GP, Advent International GPE VII, LLC, Advent International GPE VIII, LLC, GPE VII GP Limited Partnership, GPE VII GP (Delaware) Limited Partnership, GPE VIII GP Limited Partnership, GPE VIII GP (Delaware) Limited Partnership, and AP GPE VIII GP Limited Partnership, are collectively referred to as the “Advent Sub Funds” and each individually as an “Advent Sub Fund.”

The persons serving as Advent’s directors and executive officers are set forth on Schedule A hereto.

Advent is the Sole Member of Double Eagle GP, which in turn is the General Partner of Double Eagle Investor Holdings. Advent is the Manager of Advent International GPE VII, LLC and Advent International GPE VIII, LLC.

Advent International GPE VII, LLC is the General Partner of GPE VII GP (Delaware) Limited Partnership and GPE VII GP Limited Partnership. Advent International GPE VII, LLC is also the General Partner of Advent Partners GPE VII Limited Partnership, Advent Partners GPE VII 2014 Limited Partnership, Advent Partners GPE VII-A Limited Partnership, Advent Partners GPE VII-A 2014 Limited Partnership, Advent Partners GPE VII Cayman Limited Partnership, Advent Partners GPE VII 2014 Cayman Limited Partnership, Advent Partners GPE VII-A Cayman Limited Partnership, Advent Partners GPE VII-B Cayman Limited Partnership, and Advent Partners GPE VII-A 2014 Cayman Limited Partnership.

GPE VII GP Limited Partnership is the General Partner of Advent International GPE VII-A Limited Partnership, Advent International GPE VII-E Limited Partnership, and Advent International GPE VII-H Limited Partnership. GPE VII GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VII Limited Partnership, Advent International GPE VII-B Limited Partnership, Advent International GPE VII-C Limited Partnership, Advent International GPE VII-D Limited Partnership, Advent International GPE VII-F Limited Partnership, and Advent International GPE VII-G Limited Partnership.

Advent International GPE VIII, LLC is the General Partner of GPE VIII GP Limited Partnership, GPE VIII GP (Delaware) Limited Partnership, and AP GPE VIII GP Limited Partnership. GPE VIII GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VIII Limited Partnership, Advent International GPE VIII-B Limited Partnership, Advent International GPE VIII-B-1 Limited Partnership, Advent International GPE VIII-B-2 Limited Partnership, Advent International GPE VIII-B-3 Limited Partnership, Advent International GPE VIII-D Limited Partnership, Advent International GPE VIII-F Limited Partnership, Advent International GPE VIII-H Limited Partnership, Advent International GPE VIII-I Limited Partnership, and Advent International GPE VIII-J Limited Partnership. GPE VIII GP (Delaware) Limited Partnership is also the General Partner of Advent International GPE VIII-C Limited Partnership.

GPE VIII GP Limited Partnership is the General Partner of Advent International GPE VIII-A Limited Partnership, Advent International GPE VIII-E Limited Partnership, Advent International GPE VIII-G Limited Partnership, Advent International GPE VIII-K Limited Partnership, and Advent International GPE VIII-L Limited Partnership. AP GPE VIII GP Limited Partnership is the General Partner of Advent Partners GPE VIII Cayman Limited Partnership, Advent Partners GPE VIII-A Cayman Limited Partnership, Advent Partners GPE VIII-B Cayman Limited Partnership, Advent Partners GPE VIII Limited Partnership, and Advent Partners GPE VIII-A Limited Partnership.

 (b) The principal business and principal office address of each Reporting Person is c/o Advent Corporation, 75 State Street, Boston, MA 02109.

(c) The principal business of Advent is to operate as an investment advisory firm and to make private equity investments. Each of Double Eagle GP, Advent International GPE VII, LLC, Advent International GPE VIII, LLC, GPE VII GP Limited Partnership, GPE VII GP (Delaware) Limited Partnership, GPE VIII GP Limited Partnership, GPE VIII GP (Delaware) Limited Partnership, and AP GPE VIII GP Limited Partnership serves as the general partner of various Advent funds. The principal business of each of the Advent Funds is to provide risk capital for, and make investments in the securities of, privately held and other businesses. The principal business of each of the Advent Sub Funds is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

(d)(e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 10, 2017, the Issuer and Double Eagle Parent, Inc. (“inVentiv”) entered into an Agreement and Plan of Merger, as it may be amended from time to time (the “Merger Agreement”) that provided for the business combination of the Issuer and inVentiv through the merger of inVentiv with and into the Issuer (the “Merger”). Upon completion of the Merger, the separate corporate existence of inVentiv ceased and the Issuer continued as the surviving corporation.

At the effective time of the Merger, each share of common stock, par value $0.0001, of inVentiv (“inVentiv Common Stock”), including those shares of inVentiv Common Stock held by the Reporting Persons, were automatically cancelled and ceased to exist, and thereafter represented only the right to receive a number of newly issued shares of INC Research Common Stock equal to the per share merger consideration to be paid in accordance with the Merger Agreement. Accordingly, as a result of the Merger the Issuer issued 22,030,317 shares of INC Research Common Stock to Double Eagle Investor Holdings and 383,000 shares of INC Research Common Stock to GPE VIII-C.

Item 4.	Purpose of Transaction

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

As further described in Item 6, the Advent Stockholders’ Agreement, as defined below, provides for certain rights and obligations of the Reporting Persons relating to the nomination and election of directors to the board of directors of the Issuer (the “Board”), and committees of the Board. In addition, the Advent Stockholders’ Agreement contains limitations on the acquisition and disposition of shares of INC Research Common Stock, among other things.

In connection with the Reporting Persons’ investment in the Issuer resulting from the Merger, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of its shares of INC Research Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Thomas A. Allen, who is also a Managing Director of Advent International plc, and advisor to Advent, and John L. Maldonado, who is a Managing Partner of Advent, in their fiduciary capacities as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the shares of INC Research Common Stock or such other securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer

(a)(b) As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 22,413,317 shares of INC Research Common Stock, which represents approximately 21.65% of the INC Research Common Stock issued and outstanding. The following table sets forth the number and percentage of INC Research Common Stock owned by each Reporting Persons named in Item 2 of this Schedule 13D. The percentage of INC Research Common Stock owned was calculated based on 103,526,171 shares outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock
Advent International Corporation	22,413,317	21.65%
Advent International GPE VIII-C Limited Partnership	383,000	0.37%
Double Eagle Investor Holdings, L.P.	22,030,317	21.28%
Double Eagle GP, LLC,	22,030,317	21.28%
Advent International GPE VII, LLC	9,818,958	9.48%
GPE VII GP Limited Partnership	3,308,587	3.20%
GPE VII GP (Delaware) Limited Partnership	6,201,000	5.99%
Advent International GPE VIII, LLC	12,594,359	12.17%
GPE VIII GP Limited Partnership	3,324,431	3.21%
GPE VIII GP (Delaware) Limited Partnership	8,743,059	8.45%
AP GPE VIII GP Limited Partnership	526,869	0.51%

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock
Advent International GPE VIII Limited Partnership	709,965	0.69%
Advent International GPE VIII-B Limited Partnership	2,351,694	2.27%
Advent International GPE VIII-B-1 Limited Partnership	834,494	0.81%
Advent International GPE VIII-B-2 Limited Partnership	622,194	0.60%
Advent International GPE VIII-B-3 Limited Partnership	971,573	0.94%
Advent International GPE VIII-D Limited Partnership	327,548	0.32%
Advent International GPE VIII-F Limited Partnership	97,072	0.09%
Advent International GPE VIII-H Limited Partnership	859,977	0.83%
Advent International GPE VIII-I Limited Partnership	799,685	0.77%
Advent International GPE VIII-J Limited Partnership	785,857	0.76%
Advent International GPE VIII-A Limited Partnership	1,665,310	1.61%
Advent International GPE VIII-E Limited Partnership	364,799	0.35%
Advent International GPE VIII-G Limited Partnership	618,719	0.60%
Advent International GPE VIII-K Limited Partnership	340,503	0.33%
Advent International GPE VIII-L Limited Partnership	335,100	0.32%
Advent Partners GPE VIII Cayman Limited Partnership	163,617	0.16%
Advent Partners GPE VIII-A Cayman Limited Partnership	21,785	0.02%
Advent Partners GPE VIII-B Cayman Limited Partnership	279,920	0.27%
Advent Partners GPE VIII Limited Partnership	27,457	0.03%
Advent Partners GPE VIII-A Limited Partnership	34,090	0.03%
Advent International GPE VII Limited Partnership	1,053,807	1.02%
Advent International GPE VII-B Limited Partnership	3,004,325	2.90%
Advent International GPE VII-C Limited Partnership	954,741	0.92%
Advent International GPE VII-D Limited Partnership	630,933	0.61%
Advent International GPE VII-F Limited Partnership	278,597	0.27%

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock
Advent International GPE VII-G Limited Partnership	278,597	0.27%
Advent International GPE VII-A Limited Partnership	975,383	0.94%
Advent International GPE VII-E Limited Partnership	2,164,051	2.09%
Advent International GPE VII-H Limited Partnership	169,153	0.16%
Advent Partners GPE VII Limited Partnership	4,572	0.00%
Advent Partners GPE VII 2014 Limited Partnership	11,701	0.01%
Advent Partners GPE VII-A Limited Partnership	10,803	0.01%
Advent Partners GPE VII-A 2014 Limited Partnership	32,074	0.03%
Advent Partners GPE VII Cayman Limited Partnership	77,907	0.08%
Advent Partners GPE VII 2014 Cayman Limited Partnership	26,336	0.03%
Advent Partners GPE VII-A Cayman Limited Partnership	20,597	0.02%
Advent Partners GPE VII-B Cayman Limited Partnership	106,799	0.10%
Advent Partners GPE VII-A 2014 Cayman Limited Partnership	18,582	0.02%

On account of the Advent Stockholders’ Agreement (as defined and more fully described in Item 6 of this Schedule 13D), the Reporting Persons may be deemed to constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1935, as amended (the “Exchange Act”). Each Reporting Person expressly disclaims beneficial ownership of any shares of INC Research Common Stock held by any other Reporting Person or its affiliates or any other person solely by virtue of the existence of the Advent Stockholders’ Agreement.

(c) Other than the Merger, no Reporting Person has entered into any transactions in the securities of the Issuer within the last 60 days. To the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule A to this Schedule 13D effected transactions in the INC Research Common Stock within the last 60 days.

(d)(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 10, 2017, concurrently with the execution of the Merger Agreement, the Issuer entered into a stockholders’ agreement with the Advent Funds (the “Advent Stockholders’ Agreement). Separately, the Issuer also entered into a stockholders’ agreement with funds affiliated with Thomas H. Lee Partners, L.P. (“THL”) (together with the Advent Stockholders’ Agreement, the “Stockholders’ Agreements”). For purposes of this Item 6, the Advent Funds are collectively referred to as the “Advent Sponsor” and THL is referred to as the “THL Sponsor.” The Advent Sponsor and the THL Sponsor are collectively referred to as the “Sponsors.”

Board and Committee Composition After the Merger

Pursuant to the Advent Stockholders’ Agreement, from the effective time of the Merger, and until the 2019 annual meeting of the Issuer, the Board will be comprised of ten directors. Initially, the Board will be comprised of (i) Alistair Macdonald, the former Chief Executive Officer of the Issuer, (ii) Michael Bell, the former Chief Executive Officer of inVentiv, (iii) Linda Harty, William E. Klitgaard, Kenneth Meyer and Matthew Monaghan as the continuing INC Research directors, (iv) Todd Abbrecht and Joshua Nelson as the initial THL directors and (v) Tom Allen and John Maldonado as the initial Advent Sponsor directors.

Pursuant to the Advent Stockholders’ Agreement, if the Advent Sponsor and its affiliates beneficially own at least 16.5% of the then-outstanding shares of INC Research Common Stock, then the Advent Sponsor may designate two directors to the Board. From and after the time the Advent Sponsor and its affiliates beneficially own at least 5% but less than 16.5% of the then-outstanding shares of INC Research Common Stock, then the Advent Sponsor may designate one director to the Board. After the Advent Sponsor and its affiliates beneficially own less than 5% of the then-outstanding shares of INC Research Common Stock, the Advent Sponsor will no longer have the right to designate any directors to the Board.

The Advent Stockholders’ Agreement also provides the Advent Sponsor with the right, subject to certain limitations, to designate its directors to serve as members of certain committees of the Board. As long as the Advent Sponsor and its affiliates beneficially own at least 16.5% of the then-outstanding shares of INC Research Common Stock, one initial Advent director will serve on the Governance Committee of the Board, and one initial Advent director will serve on the Compensation Committee of the Board. If at any time the Advent Sponsor and its affiliates own at least 5% but less than 16.5% of the then-outstanding shares of INC Research Common Stock, the remaining nominee of the Advent Sponsor will serve on either the Governance Committee or the Compensation Committee.

The Advent Stockholders’ Agreement contemplates the appointment of the chair to the committees of the Board as follows:

•
the Chair of the Governance Committee will be selected by the majority vote of the directors designated by the Sponsors; provided that if neither the Advent Sponsor nor the THL Sponsor has the right to designate two directors for nomination to the Board, then the Chair will be selected by a majority vote of the Board;

•
the Chair of the Compensation Committee will be selected by a majority vote of the non-affiliated directors, which excludes the directors designated by the Sponsors, the Chief Executive Officer and the Chairperson of the Board; and

•	The Chair of the Audit Committee will be selected by a majority vote of the Board.

The Chief Executive Officer of the Issuer following the Merger will be Alistair Macdonald. The Executive Chairperson of the Board following the Merger will be Michael Bell, who is expected to serve in such capacity until the 2019 annual meeting of the Issuer. If prior to the 2019 annual meeting Michael Bell ceases for any reason to serve as a director of the Board, the directors designated by the Sponsors will have the right by majority vote to nominate an individual to the Board to serve as Executive Chairperson until the 2019 annual meeting, provided the individual is a qualified nominee as set forth in the Advent Stockholders’ Agreement. From and after the 2019 annual meeting, the Board will be comprised of nine directors, and the remaining members of the Board will select a Chairperson by majority vote. The Lead Independent Director following the Merger will be an independent director approved by a majority vote of the non-affiliated directors. From and after the 2019 annual meeting, the Board will have the right to determine by majority vote whether to have a Lead Independent Director, and if so, a Lead Independent Director will be selected by a majority vote of the Board.

Share Acquisition and Ownership Limitations and Standstills

Until the first date when (i) the Advent Sponsor and its affiliates beneficially own less than 5% of the outstanding INC Research Common Stock and (ii) there have been no designees of the Advent Sponsor on the Board (the “Fallaway Date”), the Advent Sponsor may not, and must cause its affiliates and representatives acting on its behalf not to, directly or indirectly, acquire any capital stock or other securities issued by the Issuer or any subsidiary of the Issuer, except that the Advent Sponsor may acquire INC Research Common Stock not to exceed the Advent Sponsor’s initial ownership percentage upon consummation of the Merger.

The Advent Sponsor is also subject to standstill provisions that are subject to exceptions and cease on the Fallaway Date. Until the Fallaway Date, the Advent Sponsor must not, and must cause its affiliates and its and their representatives acting on their behalf not to, directly or indirectly:

•
engage in any “solicitation” of “proxies” or consents relating to the election of directors of the Issuer, become a “participant” (as such terms are defined under Regulation 14A under the Exchange Act) in any solicitation seeking to elect directors not nominated by the Board, or agree or announce an intention to vote with any person undertaking a “solicitation”, or seek to advise or influence any person or group with respect to the voting of any voting shares of the Issuer (in each case, other than with respect to the election of the initial Advent nominees);

•	deposit any voting shares of the Issuer in any voting trust or similar arrangement (unless such shares remain subject to the restrictions of the Advent Stockholders’ Agreement);

•
form, join, knowingly encourage the formation of or knowingly engage in discussions relating to the formation of, or participate in a group for the purpose of seeking control, or influencing the control of, the Issuer, except for the arrangements expressly permitted by the Advent Stockholders’ Agreement;

•
make any public statement seeking to control or influencing the management, Board or policies of the Issuer or any of its subsidiaries other than through participation on the Board and the applicable committees; provided, that the Advent Sponsor designees are not permitted to take any public action or make any public statement in concert with the THL Sponsor designees, with respect to the Issuer;

•
offer, propose, or agree to acquire (or request permission to), including by joining or participating in a group, beneficial ownership of voting shares, except as permitted by certain sections of the Advent Stockholders’ Agreement;

•
publicly seek or request permission to do any of the foregoing, publicly request to amend or waive any provision of the Advent Stockholders’ Agreement relating to standstills or limitations on share acquisition and ownership, or publicly make or publicly seek permission to make any public announcement with respect to any of the foregoing;

•
contest the validity or enforceability of the agreements relating to standstills or limitations on share acquisition and ownership or publicly seek a release of the restrictions relating to standstills or limitations on share acquisition and ownership (whether by legal action or otherwise);

•	enter into any agreement, arrangement or understanding with respect to any of the foregoing; or

•	knowingly encourage or knowingly facilitate others to do any of the foregoing.

The restrictions set forth in the preceding paragraph will not apply to the Advent Sponsor if one of the following events occurs (provided that, in the event that the applicable transaction has not occurred within six months of the date the Advent Sponsor is released from the restrictions in the preceding paragraph, then such restrictions will resume provided that such transaction is not being actively pursued at such time):

•
The Issuer enters into a definitive agreement with respect to, a merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance, or otherwise:

•	involving the sale to an unaffiliated third party of all or substantially all of the Issuer’s and its subsidiaries’ assets, taken as a whole, on a consolidated basis or

•
that would, if consummated, result in the stockholders of the Issuer immediately prior to the consummation of such transaction, owning less than 50% of the total outstanding voting power of the voting securities of the Issuer or the surviving company (or any direct or indirect parent entity thereof) in such transaction;

•
a tender offer or exchange offer for an amount of capital stock that represents more than 50% of the total voting power of the outstanding voting securities of the Issuer is commenced by a third party (and not involving any breach, by the Advent Sponsor, of the preceding paragraph) which tender offer or exchange offer, if consummated, would result in a change of control of the Issuer, and either (i) the Board recommends (by majority vote) that the stockholders of the Issuer tender their shares in response to such offer or does not recommend against the tender offer or exchange offer within 10 business days after the commencement thereof or such longer period as permitted under securities laws or (ii) the Board later publicly recommends (by majority vote) that the stockholders of the Issuer tender their shares in response to such offer; or

•	The Issuer makes a public announcement that is approved by the Board (by majority vote) that it intends to consummate a change of control transaction;

provided, that the Advent Sponsor and THL Sponsor will not be permitted to jointly make a competing proposal unless the event in the second bullet above applies and a majority of the non-affiliated directors have approved such competing proposal.

Restrictions on Sponsors Acting as a Group

The Advent Stockholders’ Agreement, from and after the effective time of the Merger, unless approved by a majority of the Board (excluding both the THL Sponsor designees and the Advent Sponsor designees), provides that the Advent Sponsor (including its affiliates and any of its representatives acting on its behalf) may not form a group or have any agreements, arrangements or understandings with the THL Sponsor relating to seeking control, or influencing the control, of the Issuer, except for the arrangements expressly set forth in the Advent Stockholders’ Agreement.

If the Board determines, after first providing notice of the Board’s belief that the Sponsors have formed a group in violation of the applicable Stockholders’ Agreement and consulting in good faith with the Sponsors for a period of 10 business days thereafter, by the vote of a majority of the directors, excluding both the THL Sponsor designees and Advent Sponsor designees, that the Sponsors have formed a group in violation of the applicable Stockholders’ Agreement, the Advent Sponsor and the THL Sponsor each must cause all its shares beneficially owned by it and its affiliates that are entitled to be voted at any stockholders meeting to be voted in accordance with the direction of Board, which will be determined by a majority vote of the directors, excluding both the THL Sponsor designees and Advent Sponsor designees. This directed voting by the Board will cease in the event that the Board determines by the vote of a majority of the directors, excluding both the THL Sponsor designees and Advent Sponsor designees, that the group formation has ceased.

The restrictions on the Sponsors from acting as a group pursuant to the Stockholders’ Agreements will cease at the time which either of the THL Sponsor or the Advent Sponsor and their affiliates own less than 5% of the outstanding shares of INC Research Common Stock.

Restrictions on Transfers

For six months following the Merger, the Advent Sponsor may not transfer any shares without the prior written consent of the Issuer (except to affiliates of the Advent Sponsor that execute a joinder to the Advent Stockholders’ Agreement). Following the expiration of the six month period following the closing of the Merger, the Advent Sponsor will be permitted to make transfers:

•	to an affiliate, as long as prior to such transfer the affiliate executes a joinder to the Advent Stockholders’ Agreement in the form attached to the Advent Stockholders’ Agreement;

•	pursuant to the Advent Sponsor’s right to require the Issuer to file one or more registration statements with the SEC to register the shares held by the Advent Sponsor;

•	pursuant to Rule 144 of the Securities Act;

•
in a distribution to limited partners and the general partner (and its representative members), as applicable, of the Advent Sponsor or an affiliate of the Advent Sponsor in accordance with the organizational documents of the Advent Sponsor or such affiliate of the Advent Sponsor; or

•	in one or more privately negotiated bona fide sales exempt from the registration of the Securities Act;

provided that in no event may the Advent Sponsor transfer shares of INC Research Common Stock to:

•
an activist investor of the Issuer that has in the preceding two years publicly acted, alone or in concert with others, to seek to control or influence the Board, the Issuer’s stockholders or management or policies of the Issuer or any of its subsidiaries;

•	a competitor of the Issuer, which includes:

•	any person that is identified as a competitor in the Issuer’s most recently filed Annual Report on Form 10-K;

•
ICON plc, Laboratory Corporation of America Holdings (formerly Covance, Inc.), Medpace Holdings, Inc., PAREXEL International Corporation, Pharmaceutical Product Development, LLC, PRA Health Sciences, Inc., Quintiles IMS Holdings, Inc. and Chiltern International Limited; and

•	any publicly disclosed controlled affiliate, or person otherwise known to the Sponsor to be a controlled affiliate, of any person specified in the two sub-bullets above;

•
the THL Sponsor (until the THL Sponsor and its affiliates beneficially own less than 5% of the outstanding INC Research Common Stock and then only to the extent that the THL Sponsor would not exceed 5% ownership after giving effect to such transfer); or

•	any person or group who would, to the knowledge of the Advent Sponsor, own more than 5% of the outstanding shares of INC Research Common Stock after giving effect to the transfer.

Preemptive Rights

Subject to certain exceptions, and until the date the Advent Sponsor and its affiliates have owned less than 5% of the outstanding INC Research Common Stock, the Advent Sponsor will be entitled to preemptive rights with respect to the issuance of any shares of INC Research Common Stock or common stock equivalents after the effective time of the Merger. However, the Issuer will not be required to sell any shares to the Advent Sponsor that would result in the Advent Sponsor’s beneficial ownership percentage of INC Research Common Stock exceeding such percentage as of the time immediately following the effective time of the Merger.

Registration Rights

The Advent Sponsor will have customary registration rights with respect to its shares of INC Research Common Stock, including demand registration rights, piggyback registration rights and shelf registration statement rights, in each case, subject to certain customary limitations. The Advent Sponsor will also have the right to specify the method of distribution of securities, including an underwritten public offering, and approve of lead managing underwriter and each other managing underwriter.

Termination

The Advent Stockholders’ Agreement will terminate upon the earlier of (i) the Advent Sponsor and its affiliates ceasing to beneficially own at least 5% of the outstanding shares of INC Research Common Stock and (ii) the mutual written agreement of the Advent Sponsor and the Issuer.

The foregoing description of the Advent Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Advent Stockholders’ Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

99.1
Stockholders’ Agreement, dated May 10, 2017, between the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by INC Research Holdings, Inc. on May 10, 2017).

99.2*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

____________
* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2017	Advent International Corporation

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	Double Eagle Investor Holdings, L.P.

By: Double Eagle GP, LLC, its General Partner
By: Advent International Corporation, its Sole Member

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	Double Eagle GP, LLC

By: Advent International Corporation, its Sole Member

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	Advent International GPE VII, LLC
Advent International GPE VIII, LLC

By: Advent International Corporation, its Manager

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	GPE VIII GP (Delaware) Limited Partnership
GPE VIII GP Limited Partnership
AP GPE VIII GP Limited Partnership

By: Advent International GPE VIII, LLC, its General Partner
By: Advent International Corporation, its Manager

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	GPE VII GP (Delaware) Limited Partnership
GPE VII GP Limited Partnership

By: Advent International GPE VII, LLC, its General Partner
By: Advent International Corporation, its Manager

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	Advent International GPE VIII Limited Partnership
Advent International GPE VIII-B Limited Partnership
Advent International GPE VIII-B-1 Limited Partnership
Advent International GPE VIII-B-2 Limited Partnership
Advent International GPE VIII-B-3 Limited Partnership
Advent International GPE VIII-D Limited Partnership
Advent International GPE VIII-F Limited Partnership
Advent International GPE VIII-H Limited Partnership
Advent International GPE VIII-I Limited Partnership
Advent International GPE VIII-J Limited Partnership
Advent International GPE VIII-C Limited Partnership

By: GPE VIII GP (Delaware) Limited Partnership, its General Partner
By: Advent International GPE VIII, LLC, its General Partner
By: Advent International Corporation, its Manager

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	Advent International GPE VIII-A Limited Partnership
Advent International GPE VIII-E Limited Partnership
Advent International GPE VIII-G Limited Partnership
Advent International GPE VIII-K Limited Partnership
Advent International GPE VIII-L Limited Partnership

By: GPE VIII GP Limited Partnership, its General Partner
By: Advent International GPE VIII, LLC, its General Partner
By: Advent International Corporation, its Manager

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	Advent Partners GPE VIII Cayman Limited Partnership
Advent Partners GPE VIII-B Cayman Limited Partnership
Advent Partners GPE VIII Limited Partnership
Advent Partners GPE VIII-A Limited Partnership
Advent Partners GPE VIII-A Cayman Limited Partnership

By: AP GPE VIII GP Limited Partnership, its General Partner
By: Advent International GPE VIII, LLC, its General Partner
By: Advent International Corporation, its Manager

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	Advent International GPE VII Limited Partnership
Advent International GPE VII-B Limited Partnership
Advent International GPE VII-C Limited Partnership
Advent International GPE VII-D Limited Partnership
Advent International GPE VII-F Limited Partnership
Advent International GPE VII-G Limited Partnership

By: GPE VII GP (Delaware) Limited Partnership, its General Partner
By: Advent International GPE VII, LLC, its General Partner
By: Advent International Corporation, its Manager

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	Advent International GPE VII-A Limited Partnership
Advent International GPE VII-E Limited Partnership
Advent International GPE VII-H Limited Partnership

By: GPE VII GP Limited Partnership, its General Partner
By: Advent International GPE VII, LLC, its General Partner
By: Advent International Corporation, its Manager

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

Date: August 10, 2017	Advent Partners GPE VII Limited Partnership
Advent Partners GPE VII 2014 Limited Partnership
Advent Partners GPE VII-A Limited Partnership
Advent Partners GPE VII-A 2014 Limited Partnership
Advent Partners GPE VII Cayman Limited Partnership
Advent Partners GPE VII 2014 Cayman Limited Partnership
Advent Partners GPE VII-A Cayman Limited Partnership
Advent Partners GPE VII-B Cayman Limited Partnership
Advent Partners GPE VII-A 2014 Cayman Limited Partnership

By: Advent International GPE VII, LLC, its General Partner
By: Advent International Corporation, its Manager

/s/ Michael Ristaino
	Name:	Michael Ristaino
	Title:	Vice President of Finance – Fund Administration

SCHEDULE A

The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons other than James Brocklebank, Patrice Etlin and Jan Janshen listed below are citizens of the United States. Mr. Brocklebank is a citizen of the United Kingdom. Mr. Etlin is a citizen of Brazil. Mr. Janshen is a citizen of Germany.

Name	Position with Advent International Corporation	Principal Occupation (if different)

Peter A. Brooke	Director; Chairman Emeritus

Thomas H. Lauer	Director

Richard F. Kane	Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary

Eileen Sivolella	Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary

James R. Westra	Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel

Andrew D. Dodge	Vice President; Deputy General Counsel; Secretary

Heather R. Zuzenak	Chief Compliance Officer

Jarlyth H. Gibson	Risk Officer; Assistant Treasurer

James G.A. Brocklebank	Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Patrice Etlin	Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Jan Janshen	Senior Vice President & Managing Partner; Executive Officers’ Committee Member

David M. Mussafer	Director; Chairman & Managing Partner; Executive Officers’ Committee Member

David M. McKenna	Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Steven M. Tadler	Director; Senior Vice President & Managing Partner

John F. Brooke	Director	Managing Director of Brooke Private Equity Associates (1)

Mark Hoffman	Director

(1) The business address of Brooke Private Equity Associates is 20 Custom House St., Suite 610, Boston, MA 02110.